Exhibit 99.1

NOTE TO UNITED STATES SHAREHOLDERS:

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese language for reference purposes only. It is subject to, and qualified in its entirety by, the Japanese-language original. The Japanese-language original shall be the controlling document for all purposes.

May 12, 2016

To whom it may concern,

Company Name	Taiheiyo Cement Corporation
Representative	President Shuji Fukuda
(Code: 5233, Tokyo Stock Exchange First Section, Fukuoka Stock Exchange)
Contact	General Manager General Affairs Department Takahiko Imachi (Phone: 03-5531-7334)

Company Name	DC Co., Ltd.
Representative	President Hideki Kudo
(Code: 5234, Tokyo Stock Exchange First Section)
Contact	Executive Officer General Manager Administrative Department Kuniya Nakano (Phone: 044-223-4751)

Notice regarding the acquisition of DC Co., Ltd. as a wholly-owned subsidiary by Taiheiyo Cement Corporation in the form of share exchange

Taiheiyo Cement Corporation (hereinafter referred to as “Taiheiyo Cement”) and DC Co., Ltd. (hereinafter referred to as “DC”) passed a resolution at their respective meeting of the board of directors on May 12, 2016, to execute a share exchange wherein Taiheiyo Cement becomes a wholly-owning parent company of DC and DC becomes a wholly-owned subsidiary of Taiheiyo Cement (hereinafter referred as “Share Exchange”), and a share exchange agreement was entered into between the two companies, as reported below. The Share Exchange is subject to an approval of a relevant Japanese government agency such as Fair Trade Commission, and Taiheiyo Cement, under the short-form share-for-share exchange procedures pursuant to the Companies Act, Article 796 (2), which does not require an approval at a shareholders meeting, and DC, after obtaining an approval at a general shareholders meeting scheduled on June 28, 2016, will execute the Share Exchange on August 1, 2016, which shall be deemed as the effective date.

Common stock of DC (hereinafter referred to as “DC Stock”) will be delisted from the First Section of Tokyo Stock Exchange, Inc. (hereinafter referred to as “Tokyo Stock Exchange”) on July 27th, 2016, prior to the effective date (August 1st, 2016) of the Share Exchange (the last trading date will be July 26th, 2016).

1.	Purpose of the Share Exchange

Taiheiyo Cement believes that its mission is to provide products and solutions as part of the social infrastructure to address various needs and challenges both domestically and overseas. The company has been involved in reconstruction of the country after the Great East Japan Earthquake, large infrastructure projects and disaster prevention and mitigation initiatives as well as infrastructure projects overseas, developing and enhancing social infrastructure required for urbanization and establishing recycling-based societies with a special focus on developing countries. The company, in the light of its group management philosophy, set forth a “goal to become a corporate group that can offer safety and security to the societies in the Pacific Rim region by leveraging the comprehensive strength of the group” and defined a clear mid-to-long term vision for the continuous growth of the Taiheiyo Cement Group as “Vision for How and Where It Would Like to Be” in the mid 2020s. As a first step to realize this “Vision for How and Where It Would Like to Be,” the company has formulated a “17 Mid-Term Management Plan” for a three-year period from 2015 to 2017, and has been carrying out in earnest its business strategy set forth therein, strengthening existing businesses and formulating and implementing a growth strategy.

DC initially started its operation at the Kawasaki plant of Asano Cement Corporation (current Taiheiyo Cement) in 1917 before it spun out to be an independent company, Nippon Koro Cement Corporation, in 1941. The name of the company was changed to Daiichi Cement Corporation and the company was listed on the Tokyo Stock Exchange First Section in 1949. Then it was merged with Chuo Shoji Co., Ltd., which handled aggregate, in 1940 to become DC Co., Ltd. Since then, the company has been conducting business in areas including cement, resources, environment and real estate. DC has been a forerunner in manufacturing of environment-friendly Portland Blast-Furnace Slag Cement and has been playing an important role in infrastructure development in metropolitan areas to date by steadily and swiftly offering construction materials. In addition, it took on initiatives for recycling wastes and by-products from early on, and has been proactively making contributions to low-carbon and zero-waste societies. Furthermore, in the DC Group’s mid-term business plan <FOR NEXT STAGE> formulated for a period from 2013 to 2015, the company set forth “Stronger Business Structure,” “Improvement of Corporate Value” and “Improvement of Meaning of Corporate Existence” as the main visions for the DC Group to continuously grow and to establish a stronger business structure, and DC has been working in earnest to realize these visions. The company’s current challenges include “strengthening and improvement of the business infrastructure,” “building resilience to changes” and “human resources development,” and it thrives to enhance its business structure and to develop safe and secure social infrastructure.

Taiheiyo Cement and DC share a business strategy as part of the Taiheiyo Cement Group, and Taiheiyo Cement conducts its businesses in the form where it sells products as an outsourcee. The future of the business environment surrounding the Taiheiyo Cement Group is expected to continue to be uncertain due to several different factors such as a shortage of labor and price hikes of construction materials, which have resulted in changes in process methods and delays in construction, as well as a decline in public investment, causing the downward swing of the domestic demand projected in the 17 Mid-Term Management Plan. Furthermore, the domestic demand for cement is expected to gradually decrease due to a decline in the population as the population ages and fewer babies are born. On the other hand, there are urgent needs for measures for disaster prevention and mitigation to prepare for ever so intensifying natural disasters and measures to address aging infrastructure, and large-scale infrastructure projects will be underway in the near future in connection with the 2020 Tokyo Olympics and Paralympics.

Under such circumstances, the companies understood that it is of extreme importance for the Taiheiyo Cement Group to be involved in national projects such as disaster prevention and mitigation initiatives and large infrastructure development to make sound contributions to building safe and secure societies while ensuring sustainable growth by maximizing the revenue of the group in environment and other businesses, including resources and waste disposal businesses.

In the light of such understanding, Taiheiyo Cement came to realize that, in steps toward the realization of the 17 Mid-Term Management Plan, it would be critical for the company to leverage the strength of DC, which owns oceanfront plants in metropolitan areas, to the maximum extent and in an agile manner, and to expand business opportunities in the resources and environment businesses so that the company can establish a more robust structure to cope with a rapid change of the business environment promptly and flexibly. DC, on the other hand, also came to realize that it would need to be more cost competitive for its continuous growth and that this could be achieved by leveraging the technology, capabilities in R&D and sales, know-how and nation-wide network Taiheiyo Cement could offer. Taiheiyo Cement and DC came to share a vision that they shall enhance the relationship between the two companies and generate synergistic effects at an early stage by making the most of the strength of each company in part for them to be prepared for changing business environments in the future, and came to an agreement in December of 2015 to start considering a business integration.

After a series of sincere discussions and negotiations between both companies, Taiheiyo Cement and DC came to an understanding that integrating resources nurtured at each company for optimal operation and maximizing the corporate value as the Taiheiyo Cement Group as a whole, rather than each company pursuing its own interest separately, would be the best course for sustainable growth of both companies and improvement of the mid-long term corporate value, which then would further the common interest of all of the shareholders of Taiheiyo Cement and DC. And Taiheiyo Cement and DC eventually came to a conclusion that the best way of realizing these goals will be merging the two companies in the form of share exchange for prompt decision making and establishment of a management structure which would allow formulation of business strategies in an agile manner, and a resolution was adopted at their respective meeting of the board of directors held today to execute the Share Exchange whereby Taiheiyo becomes a wholly-owning shareholder of DC and DC becomes a wholly-owned subsidiary of Taiheiyo Cement.

Taiheiyo Cement is fully committed to building upon the current trusting relationship between the two companies for further cooperation, establishing a more robust business foundation in metropolitan areas, making contributions to building safe and secure societies by offering high-quality products and solutions and living up to the expectations of the shareholders after the Share Exchange.

2.	Overview of the Share Exchange

(1) Schedule for the Share Exchange

Board resolution date (Both companies)	May 12, 2016

Agreement effective date (Both companies)	May 12, 2016

General shareholders meeting record date (DC)	March 31, 2016

General shareholders meeting resolution date (DC)	June 28, 2016 (plan)

Last trading date (DC)	July 26, 2016 (plan)

Delisting date (DC)	July 27, 2016 (plan)

The Share Exchange date (Effective date)	August 1, 2016 (plan)

(Remark 1)	Taiheiyo Cement will execute the Share Exchange under the short-form share-for-share exchange procedures according to the Article 796 (2) of the Companies Act, which does not require an approval of the resolution at a shareholders meeting.

(Remark 2)	The above schedule may be modified upon mutual agreement.

(2) Method of the Share Exchange

The Share Exchange will be executed whereby Taiheiyo Cement becomes a wholly-owning parent company of DC and DC becomes a wholly-owned subsidiary of Taiheiyo Cement. Taiheiyo Cement’s common stock will be granted to DC shareholders in exchange for the DC Stock.

(3) Content of the allocation pursuant to the Share Exchange

	Taiheiyo Cement (wholly-owning parent company)	DC (wholly-owned subsidiary)
Exchange ratio in the Share Exchange	1	1.375
Number of new shares to be issued in the Share Exchange	Common stock: 33,602,198 shares (plan)

(Remark 1)	Share allocation ratio

Taiheiyo Cement will grant Taiheiyo Cement common stock (hereinafter referred to as “Taiheiyo Cement Stock”) equal to the number of shares of DC Stock owned times 1.375 to all DC shareholders of record (excluding 9,618,400 shares of DC Stock owned by Taiheiyo Cement as of May 12, 2016) (hereinafter referred to as the “Reference Time”) immediately prior to the acquisition of all DC issued shares by Taiheiyo Cement pursuant to the Share Exchange. Such allocation ratio may be modified upon mutual consultations between both parties in the event a material change in various conditions, which are bases of the calculation, occurs.

(Remark 2)	The number of shares to be granted pursuant to the Share Exchange

Taiheiyo Cement will issue new common stock to grant 1.375 shares of the Taiheiyo Cement Stock pursuant to the Share Exchange. DC will cancel all treasury shares (including any treasury shares acquired from dissenting shareholders exercising their rights to claim for repurchase of shares in connection with the Share Exchange) that it holds as of the Reference Time effective by a resolution of the DC board of directors adopted in a meeting to be held by the day before the effective date. Therefore, the number of shares to be allocated in connection with the Share Exchange may be modified in the future because of cancellation of the treasury shares by DC or other reasons.

(Remark 3)	Handling of shares less than one unit

There are expected to be shareholders who will own shares of the Taiheiyo Cement Stock in less than one unit (less than 1,000 shares) as a result of the Share Exchange. In particular, those shareholders who own less than 728 shares of the DC Stock are expected to own shares of the Taiheiyo Cement Stock in less than one unit. All of such DC shareholders who will end up owning shares of the Taiheiyo Cement Stock in less than one unit (less than 1,000 shares) as a result of the Share Exchange will be eligible for the following programs. Shares less than one unit may not be sold in a financial instruments exchange market.

☐    Repurchase program for shares less than one unit

This is a program in which any eligible shareholder may request that Taiheiyo Cement repurchase shares less than one unit owned by such shareholder pursuant to the Article 192 (1) of the Companies Act.

☐    Additional share purchase program for shares less than one unit

This is a program in which any eligible shareholder owning shares less than one unit may request that Taiheiyo Cement sell him or her additional shares in such quantity that the total number of shares combined with the shares already owned by the shareholder will be equal to the number required to be one unit pursuant to the Article 194 (1) of the Companies Act and Taiheiyo Cement’s By-Laws.

(Remark 4)	Handling of a fraction less than one share

Pursuant to the Article 234 of the Companies Act and other applicable laws and regulations, Taiheiyo Cement will pay each of the shareholders who receive a fraction less than one share of the Taiheiyo Cement Stock as a result of the Share Exchange the amount equivalent to the value of their respective fraction.

(4) Handling of subscription rights and bonds with subscription rights in connection with the Share Exchange

DC, which becomes a wholly-owned subsidiary of Taiheiyo Cement as a result of the Share Exchange, has not issued subscription rights or bonds with subscription rights. Therefore, there is no relevant matter.

3.	Basis for the content of the allocation in the Share Exchange

(1) Basis and reason for the content of the allocation

Taiheiyo Cement and DC, as described in the Section 1 “Purpose of the Share Exchange” above, agreed to consider a business integration, and through a series of sincere discussions and negotiations between both companies, reached a conclusion that a business integration through the Share Exchange will be the best decision for both Taiheiyo Cement and DC to continuously grow and improve their mid-long term corporate value.

Taiheiyo Cement and DC, for calculation of the share allocation ratio (hereinafter referred to as “Share Exchange Ratio”) described in the Section 2 (3) “Content of the allocation pursuant to the Share Exchange” above to be used for the Share Exchange, decided that each company shall separately request an independent third party calculation agent to calculate the Share Exchange Ratio to ensure fairness and appropriateness.

Accordingly, Taiheiyo Cement designated Mizuho Securities, Co., Ltd. (hereinafter referred to as “Mizuho Securities”) and DC designated Yamada FAS Co., Ltd. (hereinafter referred to as “Yamada FAS”) as their third party calculation agents. In addition, Taiheiyo Cement retained Hayabusa Asuka Law Offices and DC retained Nishimura & Asahi as their legal advisers and began serious consideration.

Taiheiyo Cement and DC, based on the result of the share exchange ratio and legal advice provided by their respective third party calculation agent and legal advisor as well as the result of due diligence both companies separately conducted with respect to each other, carefully examined and continued discussions and negotiations between both companies, holistically taking into consideration factors such financial conditions, asset conditions and future projections of both companies. Taiheiyo Cement and DC consequently reached a conclusion that the Share Exchange Ratio was appropriate and would not harm the interest of the shareholders of both companies, and the resolution to execute the Share Exchange with the Share Exchange Ratio was adopted at each company’s board of directors meeting held today.

The Share Exchange Ratio may be modified upon consultations between both companies in the event a material change in various conditions, which are bases of the calculation, occurs.

(2) Matters relating to the calculation

Taiheiyo Cement designated and requested Mizuho Securities, a third party calculation entity independent of Taiheiyo Cement and DC, to calculate a share exchange ratio to ensure its fairness and appropriateness, and obtained a share exchange ratio calculation report including the following content. Mizuho Securities is not an affiliate of Taiheiyo Cement or DC and has no material interest in Taiheiyo Cement or DC.

Mizuho Securities, with respect to Taiheiyo Cement, used the following methods to perform its calculation: the market price method as the company is listed on financial instruments exchange and the current market price exists (with May 11, 2016 being as a calculation record date, analysis was conducted based on the average closing price of the Taiheiyo Cement Stock for a three-month period from February 12, 2016 through the calculation record date, the average closing price of the same for a one-month period from April 12, 2016 through the calculation record date and the closing price of the calculation record date); the comparable multiple calculation method as a plurality of listed companies comparable to Taiheiyo Cement exist and the analogy of the stock valuation based on such method is possible; and the discounted cash flow method (hereinafter referred to as “DCF method”) to reflect conditions for future business activities in the calculation.

With respect to DC, it used the following methods to perform its calculation: the market price method as the company is listed on financial instruments exchange and the current market price exists (with May 11, 2016 being as a calculation record date, analysis was conducted based on the average closing price of the DC Stock for a three-month period from February 12, 2016 through the calculation record date, the average closing price of the same for a one-month period from April 12, 2016 through the calculation record date and the closing price of the calculation record date); the comparable multiple calculation method as a plurality of listed companies comparable to DC exist and the analogy of the stock valuation based to such method is possible; and the DCF method to reflect conditions for future business activities in the calculation.

The financial projections of both companies, which were used as bases for the calculation by the DCF method, had not been prepared based on a premise that the Share Exchange was going to be executed.

The calculation results of each valuation method in regards to the range of the number of allocation shares of the DC Stock equivalent to one share of the Taiheiyo Cement Stock are as follows:

Method used	Share Exchange Ratio calculation result
Market Price Method	1.135~1.251
Comparable Multiple Valuation Method	1.220~1.669
DCF Method	0.595~1.557

Mizuho Securities, in principal, in calculating the share exchange ratio, used the information provided by both companies and information publicly available as is and assumed that materials and information it used were accurate and complete and that there was no fact undisclosed to Mizuho Securities that might have a material impact on calculation of the share exchange ratio, and it did not verify the accuracy and completeness of such materials and information on its own. In addition, it set forth as a premise that it did not evaluate nor assess assets and debts (including contingent liabilities) of both companies and their subsidiaries and affiliates on its own. Furthermore, it set forth as a premise that the financial projections of both companies referenced in such calculation had been reasonably prepared and created based on the best possible projection and judgment at this time and that the information and the economic conditions as of May 11, 2016 are reflected in the calculation.

The calculation result of the share exchange ratio Mizuho Securities provided does not express Mizuho Securities’ opinion as to the fairness of the share exchange ratio in the Share Exchange. Taiheiyo Cement, through receiving from Mizuho Securities an explanation on the calculation methods, premises and background information used to calculate the share exchange ratio in the Share Exchange, confirmed the above calculation result by Mizuho Securities was reasonable.

The financial projection of Taiheiyo Cement, which Mizuho Securities used as a premise for calculation by the DCF method, includes a fiscal year in which a significant increase or decrease of profits is expected. Specifically, due to increases of profits of overseas subsidiaries, the operating profit for the fiscal year ending March 31, 2018, is expected to be around 84,300,000,000 yen, a 36.0% increase year over year. On the other hand, the financial projection of DC also includes a fiscal year in which a significant increase or decrease of profits is expected. Specifically, due to an increase of sales amount with an increase of sales volume of cement, the operating profit for the fiscal year ending March 31, 2017, is expected to be 1,900,000,000 yen, a 74.0% increase year over year.

On the other hand, DC designated and requested Yamada FAS, a third party calculation agent independent of Taiheiyo Cement and DC, to calculate a share exchange ratio to ensure its fairness and appropriateness, and obtained a share exchange ratio calculation report including the following content. Yamada FAS is not an affiliate of Taiheiyo Cement or DC and has no material interest in Taiheiyo Cement or DC.

Yamada FAS, with respect to Taiheiyo Cement, used the following methods to perform its calculation: the market price method as the company is listed on financial instruments exchange and the current market price exists (with May 11, 2016 being as a calculation record date, analysis was conducted based on the average closing price of the Taiheiyo Cement Stock for a six-month period from November 12, 2015 through the calculation record date, the average closing price of the same for a three-month period from February 12, 2016 through the calculation record date, the average closing price of the same for a one-month period from April 12, 2016 through the calculation record date and the closing price of the calculation record date); and the DCF method to reflect conditions for future business activities in the calculation.

With respect to DC, it used the following methods to perform its calculation: the market price method as the company is listed on financial instruments exchange and the current market price exists (with May 11, 2016 being as a calculation record date, analysis was conducted based on the average closing price of the DC Stock for a six-month period from November 12, 2015 through the calculation record date, the average closing price of the Taiheiyo Stock for a three-month period from February 12, 2016 through the calculation record date, the average closing price of the same for a one-month period month from April 12, 2016 through the calculation record date and the closing price of the calculation record date); and the DCF method to reflect conditions for future business activities in the calculation.

The financial projections of both companies, which were used as bases for the calculation by the DCF method, had not been prepared based on a premise that the Share Exchange was going to be executed.

The calculation results of each valuation method in regards to the range of the number of allocation shares of the DC Stock equivalent to one share of the Taiheiyo Cement Stock are as follows:

Method used	Share Exchange Ratio calculation result
Market Price Method	1.046~1.251
DCF Method	0.886~1.501

Yamada FAS, in principal, in calculating the share exchange ratio, used the information provided by both companies and information publicly available as is and assumed that materials and information it used were accurate and complete and that there was no fact undisclosed to Yamada FAS that might have a material impact on calculation of the share exchange ratio, and it did not verify the accuracy and completeness of such materials and information on its own. In addition, it set forth as a premise that it did not evaluate nor assess assets and debts (including contingent liabilities) of both companies and their subsidiaries and affiliates on its own. Furthermore, it set forth as a premise that the financial projections of both companies referenced in such calculation had been reasonably prepared and created based on the best possible projection and judgment at this time and that the information and the economic conditions as of May 11, 2016 are reflected in the calculation.

The calculation result of the share exchange ratio Yamada FAS provided does not express Yamada FAS’s opinion as to the fairness of the share exchange ratio in the Share Exchange. DC, through receiving from Yamada FAS an explanation on the calculation methods, premises and background information used to calculate the share exchange ratio in the Share Exchange, confirmed the above calculation result by Yamada FAS was reasonable.

The financial projection of Taiheiyo Cement, which Yamada FAS used as a premise for calculation by the DCF method, includes a fiscal year in which a significant increase or decrease of profits is expected. Specifically, due to increases of profits of overseas subsidiaries, the operating profit for the fiscal year ending March 31, 2018, is expected to be around 84,300,000,000 yen, a 36.0% increase year over year. On the other hand, the financial projection of DC also includes a fiscal year in which a significant increase or decrease of profits is expected. Specifically, due to an increase of sales amount with an increase of sales volume of cement, the operating profit for the fiscal year ending March 31, 2017, is expected to be 1,900,000,000 yen, a 74.0% increase year over year.

(3) Expected delisting and reasons

Pursuant to the Share Exchange Taiheiyo Cement becomes a wholly-owning parent company of DC, a wholly owned subsidiary, as of the effective day on August 1, 2016, and the DC Stock will be delisted on July 27, 2016 (the last trading day is July 26, 2016) through the prescribed procedure according to the delisting standard of the Tokyo Stock Exchange First Section. Once delisted, the DC Stock may not be traded on the Tokyo Stock Exchange First Section. However, because the Taiheiyo Cement Stock to be allocated to all of the DC shareholders of record as of the effective date of the Share Exchange (excluding Taiheiyo Cement) is listed and shares over one unit can be traded on the Tokyo Stock Exchange First Section, the companies believe that the liquidity of the shares will be ensured even though some of the shareholders may be allocated shares less than one unit. Those shareholders who come to own shares of the Taiheiyo Cement Stock less than one unit as a result of the Share Exchange may not sell such shares in a financial instruments exchange market, however, they are eligible for the repurchase program and the additional shares purchase program. For details of such programs, please refer to the Remark 3 “Handling of shares less than one unit” under the Section 2, Subsection (3) “Content of allocation pursuant to the Share Exchange.” For details of handling of a fraction less than one share in the event that a fraction less than one share of the Taiheiyo Cement Stock is allocated to any of the DC shareholders (excluding Taiheiyo Cement), please refer to the Remark 4 “Handling of shares less than one unit” under the Section 2, Subsection (3) “Content of allocation pursuant to the Share Exchange.”

(4) Measures to ensure fairness

Taiheiyo Cement owns 30.5% of the total outstanding shares of DC (10,578,177 shares including shares owned indirectly), and DC is its affiliate accounted for by the equity method. Due to the above background, Taiheiyo Cement and DC implemented the following measures in order to ensure the fairness of the share exchange ratio of the Share Exchange:

①	Obtainment of calculation reports from independent third party calculation agents

Taiheiyo Cement, for the sake of its shareholders, obtained a calculation report for the Share Exchange from Mizuho Securities, a third party calculation agent independent from Taiheiyo Cement and DC. For an overview of the calculation report please refer to the Section 3 (2) “Matters relating to the calculation.”

Taiheiyo Cement did not obtain from Mizuho Securities an evaluation that the Share Exchange Ratio of the Share Exchange is financially fair for the shareholders (so called fairness opinion).

On the other hand, DC, for the sake of its shareholders, obtained a calculation report for the Share Exchange from Yamada FAS, a third party calculation agent independent from Taiheiyo Cement and DC. For an overview of the calculation report please refer to the Section 3 (2) “Matters relating to the calculation.”

DC did not obtain from Yamada FAS an evaluation that the Share Exchange Ratio of the Share Exchange is financially fair for the shareholders (so called fairness opinion).

②	Advice from independent law firms

Taiheiyo Cement retained Hayabusa Asuka Law Offices as its legal adviser in connection with the Share Exchange, and obtained legal advice as to procedures of the Share Exchange and decision-making methods and processes of the board of directors. Hayabusa Asuka Law Offices has no material interest in Taiheiyo Cement or DC.

On the other hand, DC retained Nishimura & Asahi as its legal adviser in connection with the Share Exchange, and obtained legal advice as to procedures of the Share Exchange and decision-making methods and processes of the board of directors. Nishimura & Asahi has no material interest in Taiheiyo Cement or DC.

(5) Measures to avoid conflict of interest

Because Taiheiyo Cement owns 30.5% of the total outstanding shares of DC (10,578,177 shares including shares owned indirectly) and DC is its affiliate accounted for by the equity method as described above, an initial deliberation was carried out and an initial resolution was adopted by only 4 directors of DC excluding Messrs. Hideki Kudo, Norio Mori, Tamiki Takahashi and Koichi Hamano, who used to work for Taiheiyo Cement (hereinafter such deliberation and decision are referred to as “First Resolution”) at the board of director meeting held today. However, assuming that none of Messrs. Hideki Kudo, Norio Mori, Tamiki Takahashi and Koichi Hamano would be deemed as a director with a special interest as provided in the Article 369 (2) of the Companies Act and having regard to the possibility that the First Resolution might be deemed not to have met a quorum of the board of directors as provided in the Article 369 (1) of the Companies Act, a deliberation was carried out again and a new resolution was adopted by all of the 8 DC directors including those who had not participated in the First Resolution. Therefore, among the DC directors, Messrs. Hideki Kudo, Norio Mori, Tamiki Takahashi and Koichi Hamano, did not participate in the First Resolution but participated only in the Second Resolution.

From the same point of view, none of Messrs. Hideki Kudo, Norio Mori, Tamiki Takahashi and Koichi Hamano participated in any discussions and negotiations in connection with the Share Exchange in their capacities at DC.

Furthermore, among the auditors of DC, Mr. Yukimasa Nakano, who also holds a position as a Kyushu Branch Manager of Taiheiyo Cement, did not participate in the First Resolution or Second Resolution as he has or may have conflict of interest in the Share Exchange. Nor did he participate in any discussions and negotiations with Taiheiyo Cement in connection with the Share Exchange in his capacity at DC.

The board of director meetings involving the First Resolution and Second Resolution were participated by all of the directors and auditors excluding those who did not participate in the certain deliberation and resolution as described above, and the above mentioned resolution was adopted unanimously by all of the participating directors as a result of careful deliberation of various conditions of the Share Exchange. There was no objection expressed by any of the participating auditors.

4.	Overview of the party companies of the Share Exchange

		Taiheiyo Cement (consolidated) Wholly-owning parent company	DC (consolidated) Wholly-owned subsidiary
(1)	Name	Taiheiyo Cement Corporation	DC Co., Ltd.

(2)	Address	2-3-5 Daiba, Minato-ku, Tokyo	1-1 Asano-cho, Kawasaki-ku, Kawasaki-shi, Kanagawa

(3)	Title and name of the representative	President Shuji Fukuda	President Hideki Kudo

(4)	Business description	Cement business, resources business, environment business, building materials/building and civil engineering business, etc.	Cement business, resources business, environment business, real estate business, etc.

(5)	Capital stock	86,174,000,000 yen	4,013,000,000 yen

(6)	Date of foundation	May 3, 1881	February 1, 1949

(7)	Number of outstanding shares	1,237,800,586 shares	34,587,433 shares

(8)	Accounting period	March 31	March 31

(9)	Number of employees	(Consolidated) 12,574	(Consolidated) 459

(10)	Major customers	Ready-Mixed concrete manufacturers Concrete secondary products manufacturers	Taiheiyo Cement Corporation

(11)	Main banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation	Mizuho Bank, Ltd. The Bank of Yokohama, Ltd.

(12)	Major shareholders and shareholding ratio

Japan Trustee Services Bank, Ltd. (trust account) 7.2%

The Master Trust Bank of Japan, Ltd. (trust account) 5.6%

HSBC-FUND SERVICES BANK NEGARA MALAYSIA-EQUITY 2.8%

Mizuho Bank, Ltd. 1.9%

MSCO CUSTOMER SECURITIES 1.9%

STATE STREET BANK AND TRUST COMPANY 505225 1.6%

STATE STREET BANK WEST CLIENT-TREATY 505234 1.6%

Japan Trustee Services Bank, Ltd. (trust account 7) 1.3%

THE BANK OF NEW YORK MELLON SA/NV 10 1.2%

Meiji Yasuda Life Insurance Company 1.2%

Taiheiyo Cement Corporation 27.8%

Yamaichi Kousan, Co., Ltd. 15.3%

Nihon Kisetsu Co., Ltd. 3.4%

Mizuho Bank, Ltd. 2.9%

The Bank of Yokohama, Ltd. 2.6%

Kokusaikigyou, Inc. 1.8%

Nittetsu Mining Co., Ltd. 1.7%

DC Co., Ltd. (treasury shares) 1.5%

Japan Trustee Services Bank, Ltd. (trust account) 1.2%

CBNY DFA INTL SMALL CAP VALUE PORTFOLIO (standing proxy: Citibank Japan Ltd. 1.1%

(13)	Relationship between the parties

	Capital ties	Taiheiyo Cement owns 30.5% of the outstanding shares of DC (10,578,177 shares including shares owned indirectly).

	Personnel Relationship	An employee of Taiheiyo Cement serves as an outside auditor of DC.

	Business Relationship	DC has a contract in place to outsource sales of its cement products to Taiheiyo Cement. DC also purchases from Taiheiyo Cement almost the entire amount of limestone, which is a main raw material to manufacture cement.

	Applicable Affiliate Parties	DC is an affiliate of Taiheiyo Cement accounted for by the equity method, and Taiheiyo Cement and DC are an affiliate party to each other.

(14)	Business results and financial conditions of the past 3 years

Accounting period	Taiheiyo Cement (consolidated)			DC (consolidated)
	FY ended March 31, 2014	FY ended March 31, 2015	FY ended March 31, 2016	FY ended March 31, 2014	FY ended March 31, 2015	FY ended March 31, 2016
Consolidated net assets	273,312	347,490	357,073	20,126	21,349	21,510
Consolidated gross assets	1,015,564	1,040,602	1,014,075	42,329	43,272	42,498
Consolidated net asset value per share	195.57	246.31	259.11	585.17	620.35	624.55
Consolidated sales	840,288	842,848	835,359	39,392	37,323	34,361
Consolidated operating profit	70,434	65,406	60,433	1,770	1,361	1,081
Consolidated ordinary profit	69,590	67,890	60,225	1,968	1,554	1,365
Consolidated net profit	35,223	44,114	36,404	1,004	980	888
Consolidated earnings per share	28.6	35.9	29.6	29.5	28.7	26.0
Dividend per share	5	5	6	5	5	5

(Unit: million yen. Excluding those noted otherwise).

5.	Status after the Share Exchange

Wholly-owning parent company
(1)	Name	Taiheiyo Cement Corporation

(2)	Address	2-3-5 Daiba, Minato-ku, Tokyo

(3)	Title and name of the representative	President Shuji Fukuda

(4)	Business description	Cement business, resources business, environment business, building materials/building and civil engineering business, etc.

(5)	Capital stock	86,174,000,000 yen

(6)	Accounting period	March 31

(7)	Net assets	Yet to be determined

(8)	Gross assets	Yet to be determined

6.	Accounting overview

In the Share Exchange, shares are obtained pursuant to the Accounting Standard for Business Combination, under which goodwill amortization (or negative goodwill) is expected on Taiheiyo Cement’s consolidated balance sheet. The amount of the goodwill (or negative goodwill) is yet to be determined.

7.	Future projection

DC, which is an affiliate of Taiheiyo Cement accounted for by the equity method, will be a wholly-owned subsidiary of Taiheiyo Cement as a result of the Share Exchange. The impact of the Share Exchange on Taiheiyo Cement’s consolidated business result is yet to be determined. In the event that a need to revise the business forecasts or a matter requiring disclosure arises, the companies will disclose such information in a prompt manner.

(Reference) Taiheiyo Cement’s consolidated performance forecast (published as of May 12th, 2016) and consolidated result of the previous year

(Unit: million yen)

	Consolidated sales	Consolidated operating profit	Consolidated ordinary profit	Net profit attributable to the parent shareholder
This year’s forecast (Fiscal year ending March 31, 2017)	824,000	62,000	62,000	38,000
Previous year’s results (Fiscal year ended March 31, 2016)	835,359	60,433	60,225	36,404

(Reference) DC’s consolidated performance forecast (published as of May 12, 2016) and consolidated result of the previous year

(Unit: million yen)

	Consolidated sales	Consolidated operating profit	Consolidated ordinary profit	Net profit attributable to the parent shareholder
This year’s forecast (Fiscal year ending March 31, 2017)	37,500	1,900	2,100	1,300
Previous year’s results (Fiscal year ended March 31, 2016)	34,361	1,081	1,365	888